UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-14793

FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Financial Statements and Supplemental Schedule
December 31, 2002
Table of Content

Page

Financial Statements:
Report of Independent Auditors	1
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4 - 8
Supplemental Schedule:*
Exhibit I -
Schedule of Assets (Held at End of Year) — December 31, 2002	9

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
FirstBank 401(k) Retirement Plan
for Residents of Puerto Rico:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

San Juan, Puerto Rico
June 20, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1862827 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments:
Investments in mutual funds, at fair value	$9,692,129	$10,463,878
Investment in First BanCorp. common stock, at fair value	1,072,055	809,970
Participant loans receivable	135,592	112,656

Total investments	10,899,776	11,386,504

Receivables:
Employer contribution	403,858	365,420
Participant contributions	45,362	46,697
Other receivables, principally interest and dividends	7,275	17,995

Total receivables	456,495	430,112

Cash	48,163	34,995

Total assets	11,404,434	11,851,611
Liabilities and Net Assets Available for Benefits
Due to brokers for securities purchased	40,943	—

Net assets available for benefits	$11,363,491	$11,851,611

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Additions (deductions) to net assets attributed to:
Contributions:
Employer	$599,938	$548,479
Participants	1,286,860	1,191,915

	1,886,798	1,740,394

Investment loss:
Net depreciation in fair value of investments	(1,281,372)	(988,237)
Interest	22,827	21,080
Dividends	181,516	292,826

	(1,077,029)	(674,331)

Total additions	809,769	1,066,063

Deductions:
Benefits paid to participant s	1,285,001	1,516,978
Administrative expenses	12,888	28,500

Total deductions	1,297,889	1,545,478

Net decrease in net assets available for benefits	(488,120)	(479,415)
Net assets available for benefits:
Beginning of year	11,851,611	12,331,026

End of year	$11,363,491	$11,851,611

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Internal Revenue Code Section 1165(e).

All full-time employees of the Bank and its wholly owned subsidiaries are eligible to participate in the Plan after completion of one year of service.

Contributions

Participants are permitted to contribute up to 10% of their pretax annual compensation, as defined in the Plan, and up to an additional 8% on an after tax basis. Contributions are limited to a pre-tax maximum of $8,000 per year. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the compensation that a participant contributes to the Plan on a pretax basis. In addition, the Bank may voluntarily make additional contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan’s document. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and common stock of First BanCorp., the Bank’s parent company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings, and charged with an allocation of investment management expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and employer’s matching contribution plus actual earnings thereon.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2002 and 2001

Until December 31, 2001, the vesting on the Bank’s additional contribution occurred after five years of employment. Effective January 1, 2002, the Plan was amended to adopt a graded vesting schedule for the Bank’s additional contribution as follows:

Years of	Vested
Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000 which ever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan Fund. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time of the loan. The interest rate for loans granted during 2002 and 2001 is 9%. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan after reaching age 70½. Participants may also withdraw funds contributed after tax or through rollovers at any time. If a participant suffers financial hardship, as defined in the Plan agreement and as allowed under the Puerto Rico Internal Revenue Code, the participant may request a withdrawal from his or her pretax contributions. Hardship withdrawals for participants under age 59½ are limited to 50% of the balance. Withdrawals of the Bank’s matching contribution are permitted to participants after reaching age 59½. No withdrawals are permitted from the Bank’s additional contribution while the participant is employed by the Bank.

Benefits are paid in a lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former member. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank’s contributions or earnings of the Plan’s investments.

Plan Expenses and Administration

Bank and participant contributions are held by Wilmington Trust Company as custodian and managed by Milliman USA, Inc. as plan recordkeeper both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and both dividend income and makes distributions to participants.

Administrative fees are charged on an quarterly basis and are paid by the Bank.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2002 and 2001

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan for the following year.

2.	Summary of Accounting Policies

Basis of Financial Statements

The Plan’s policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp. are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. First BanCorp.’s common stock is valued at its quoted market price. The Plan presents in the statements of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans receivable are valued at the amounts receivable from participants.

Payment of Benefits

Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2002 and 2001

3.	Investments

The following presents the Plan’s investments:

	2002		2001

	Value	# of shares	Value	# of shares

Vanguard S&P Indexed Fund	$2,261,843	27,872	$2,908,098	27,463
Vanguard Money Market	2,837,110	2,837,110	2,810,599	2,810,599
Ameristock Mutual Fund	1,305,515	39,513	1,386,445	33,981
Baron Asset Fund	910,887	26,464	1,112,660	25,026
Janus Balanced Fund	1,134,075	63,427	1,135,056	57,823
Lazard International Equity	636,395	71,345	670,985	67,031
Warburg Pincus Fixed Income	542,389	56,032	398,235	39,665
First BanCorp. Common Stock	1,072,055	52,209	809,970	42,630
Janus Investment Growth & Income	63,915	2,738	41,800	1,395
Participant Loans	135,592	—	112,656	—

	$10,899,776		$11,386,504

4.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code of the Commonwealth of Puerto Rico and, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.

5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6.	Forfeited Amount

Forfeited nonvested accounts amounted to $4,393 at December 31, 2002 (2001 – $12,888). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan for the following year or reduce the Bank’s future contributions. In 2002, $12,888 (2001 – $28,500) from forfeited nonvested accounts were used to cover administrative expenses. No forfeitures were used to reduce Bank’s contributions.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Notes to Financial Statements
December 31, 2002 and 2001

7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

Supplemental Schedule
Exhibit I

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Schedule of Assets (Held at End of Year)
(Schedule H, line 4(i) on Form 5500)

	Description of
Identity of Issue or Borrower	Investment or Rate of Interest	2002

Vanguard S&P Indexed Fund	Mutual Fund, 27,872 shares	$2,261,843
Vanguard Money Market Fund	Pooled Account, 2,837,110 units	2,837,110
Ameristock Mutual Fund	Mutual Fund, 39,513 shares	1,305,515
Baron Asset Fund	Mutual Fund, 26,464 shares	910,887
Janus Balanced Fund	Mutual Fund, 63,427 shares	1,134,075
Lazard International Equity	Mutual Fund, 71,345 shares	636,395
Warburg Pincus Fixed Income	Mutual Fund, 56,032 shares	542,389
Janus Investment Growth & Income	Mutual Fund, 2,738 shares	63,915
First BanCorp. Common Stock*	52,209 shares of common stock	1,072,055
Participant loans	Interest rate 9%	135,592

		$10,899,776

* Party in-interest

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP

Date: 06/26/03	By:	/s/ Annie Astor-Carbonell

Authorized Representative

Date: 06/26/03	By:	/s/ Aida M. García

Authorized Representative

INDEX OF EXHIBITS

Exhibit Number	Exhibit Description

23	Consent of PricewaterhouseCoopers LLP

99	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002